OMB APPROVAL
                                                     OMB Number:   3235-0145
                          UNITED STATES              Expires: August 31, 1999
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                     Washington, D.C. 20549          hours per form .......14.90
                                                     ---------------------------


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )



                               Caldera Corporation
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                                (Name of Issuer)


                         Common Stock, $.0025 par value
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                           (Title Class of Securities)


                                    12877P109
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                                 (CUSIP Number)



                                ZDG Holdings Inc.
                                23 Sandfield Road
                            Toronto, Ontario M3B 2B5
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                October 28, 1999
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             (Date of Event which Requires Filing of this Statement)





If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                        Page 1 of 9 Pages

                                  SCHEDULE 13D

CUSIP No. 12877P109                              Page 2 of 9 Pages
-----------------------------------              ------------------------------


1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                   ZDG Holdings Inc.
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)*
                                                                          (a)|_|
                                                                          (b)|_|
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3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*(See Instructions)

                   WC - Working Capital
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                              |_|
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6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Province of Ontario
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                            7        SOLE VOTING POWER

                                     6,155,250
         NUMBER OF          ----------------------------------------------------
          SHARES            8        SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY           ----------------------------------------------------
           EACH             9        SOLE DISPOSITIVE POWER
         REPORTING
          PERSON                         5,651,250
           WITH             ----------------------------------------------------
                            10       SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,155,250
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          53.9%
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14        TYPE OF REPORTING PERSON*

          CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 12877P109                                Page 3 of 9 Pages
----------------------------------                 -----------------------------


1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                   Robert G. Landau
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)*
                                                                          (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*(See Instructions)

                   PF - Personal Funds
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                              |_|
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Canadian Citizen
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                            7        SOLE VOTING POWER

                                     904,323
         NUMBER OF          ----------------------------------------------------
          SHARES            8        SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                    7,059,573
           EACH             ----------------------------------------------------
         REPORTING          9        SOLE DISPOSITIVE POWER
          PERSON
           WITH                      904,323
                            ----------------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                     7,059,573
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,059,573
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          61.2%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.           Securities and Issuer

         The class of equity securities to which this statement relates is the Common Stock, $.0025 par value, of Caldera Corporation ("Company"), a Florida corporation, whose principal executive offices are located at 133 Richmond Street West, #401, Toronto, Ontario Canada M5H 2L3.


Item 2.           Identity and Background

         This statement is filed on behalf of ZDG Holdings Inc., an Ontario corporation ("ZDG"). ZDG's business address is 23 Sandfield Road, Toronto, Ontario, Canada, M3B 2B5. ZDG is a private investment company.

         This statement is also filed on behalf of Robert G. Landau ("Landau"). ZDG and Landau are collectively referred to as the "Reporting Persons."

         Landau is a Canadian citizen, and the business address of Landau is 133 Richmond Street West, # 401, Toronto, Ontario, Canada M5H 2L3. Landau is the sole director and president of ZDG. Landau is a director and the president of the Company and of its wholly-owned subsidiary, Level Jump Financial Group, Inc.

         None of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         None of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining it from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

                                Page 4 of 9 Pages

Item 3.           Source and Amount of Funds or Other Consideration

         ZDG acquired 6,155,250 shares of the Common Stock reported upon in this
Schedule 13D as owned by it by exchange of shares in a transaction between the Company and all the common stockholders of Level Jump Financial Group, Inc. ZDG acquired 504,000 shares of the Common Stock pursuant to currently exerciseable options with two of the stockholders of the Company. Landau used personal funds to acquire the outstanding Common Stock reported upon in this Schedule 13D as owned by him and 123,750 shares are beneficially owned by Landau pursuant to an employee option. Each of these persons, if they make future purchases of the Common Stock, will use their corporate or personal funds, as the case may be.

         To acquire 780,573 shares of Common Stock, Landau borrowed the sum $117,522 from Level Jump Financial Group, Inc., a wholly-owned subsidiary of the Company. The loan is evidenced by an unsecured promissory note, due March 31, 2000, without interest.

         The Reporting Persons may borrow funds in the future to acquire shares of Common Stock, but they do not have any commitments or arrangements for borrowing funds.


Item 4.           Purpose of Transactions

         ZDG acquired 2,103,750 shares of Common Stock pursuant to a Plan and Agreement of Exchange between the Company and the stockholders of Level Jump Financial Group, Inc., a Colorado corporation ("Level Jump") in a transaction where the Company acquired Level Jump as a subsidiary ("Exchange Transaction") by the purchase of the outstanding Common Stock of LevelJump. ZDG has the right to acquire up to 3,547,500 shares pursuant to the ownership of Exchangeable Shares of thestockpage.com inc., a wholly-owned Ontario subsidiary of Level Jump, which will be the subject of a further reorganization transaction to be undertaken among the Company, Level Jump and thestockpage.com inc. and the holders of the Exchangeable Shares.

         Landau acquired 780,573 shares of Common Stock from former shareholders of the Company after the consummation of the Exchange Transaction.

         (a) The Reporting Persons may from time to time, in the ordinary course, purchase or sell any of their shares of Common Stock, subject to applicable securities laws and reporting obligations. The Reporting Persons do not have any agreements to acquire or dispose of any shares of Common Stock at this time, other than the Option Agreements between ZDG and each of Messrs. Brice Scheschuk and Glen Akselrod.

         (b) The Reporting Persons do not plan to cause any extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Company. The Reporting Persons do intend to cause the Company to acquire assets, operating businesses or other entities from time to time. One or more of these transactions may result in changes in the capitalization of the Company.

                                Page 5 of 9 Pages

Alternatively, a transaction may require a corporate merger or reorganization. Currently, the Reporting Persons do not contemplate any transaction that must be reported under this subsection.

         (c) The Reporting Persons do not plan to cause the sale or transfer of a material amount of the assets of the Company.

         (d) The Reporting Persons do not plan to cause any immediate change in the board of directors or management of the Company other than has occurred pursuant to the Exchange Transaction. Notwithstanding the foregoing, the Reporting Persons may act to increase the number of directors in connection with development of the Company and acquisitions by the Company.

         (e) The Reporting Persons do not plan to cause any change in the charter, by-laws or similar instruments of the Company or to take other actions which may impede the acquisition of control of the Company by any person, except for (i) the creation of various series of preferred stock to implement the reorganization of Level Jump and thestockpage in connection with the merger of Level Jump into the Company and (ii) to update the charter and bylaws which will include various pre-notification provisions for shareholder nominations and proposals and limitations on shareholders ability to call special meetings.

                  The reorganization in part will permit the Exchangeable Shares to be extinguishable on issuance of up to 5,912,500 shares of Common Stock of the Company, and issuance of preferred stock of the Company to duplicate voting rights of the preferred stock of Level Jump equal in number shares of Common Stock issuable to extinguish the Exchangeable Shares. The reorganization will also cause the 1999 Performance Equity Plan of Level Jump to be assumed by the Company on a ratio of 1.375 for one for an aggregate of 2,750,000 subject to the plan, of which 1,375,000 shares are subject to outstanding stock options.

         (f) The Reporting Persons do not plan to cause any class of the securities of the Company to be delisted from any trading medium or to cause the equity securities of the Company to be terminated from registration under
Section 12(g)(4) of the Securities Exchange Act of 1934.

Item 5.           Interest in Securities of the Issuer

         ZDG beneficially owns an aggregate of 6,155,250 shares of Common Stock. This is comprised of (i) 2,103,750 shares issued and outstanding received in the Exchange Transaction, (ii) 3,547,500 shares issuable in respect of the Exchangeable Shares, once the reorganization of the Company and Level Jump is completed, (iii) 252,000 shares subject to a Voting Agreement between ZDG and Mr. Brice Scheschuk giving ZDG the right to vote all the shares until October 26, 2004, on all matters before the stockholders and subject to an Option Agreement giving ZDG the right to buy the shares at $.25 at any time, and from time to time, until October 26, 2004, and (iv) 252,000 shares subject to a Voting Agreement between ZDG and Mr. Glen Akselrod giving ZDG the right to vote all the shares until October 26, 2004, on all matters before the stockholders and subject to an Option Agreement giving ZDG the right to buy the shares at $.25 at any time, and from time to time, until October 26, 2004.


                                Page 6 of 9 Pages

         Landau beneficially owns all the shares of ZDG as a consequence of his being the sole director and president of ZDG. Mr. Landau also beneficially owns an aggregate of 904,323 shares of Common Stock, represented by (i) 780,573 shares issued and outstanding and (ii) 123,750 shares subject to an option issued by Level Jump under the 1999 Performance Equity Plan which will be assumed by the Company upon the reorganization of the Company and Level Jump.

         Together the Reporting Persons have the beneficial ownership of an aggregate of 7,059,573 shares of Common Stock representing a beneficial ownership of 61.2% of the outstanding shares of Common Stock.

Item 6. Contracts, Agreements, Understandings or Relationship with Respect to Securities of Issuer

         There are no agreements, contracts or arrangements among the Reporting Persons with respect to the Common Stock. There are, however, agreements between ZDG and each of Messrs. Brice Scheschuk and Glen Akselrod regarding the voting and right to acquire up to an aggregate of 504,000 shares of Common Stock, described in Item 5 of this Schedule.

Item 7.   Materials to be Filed as Exhibits

          (10.1) Joint Filing Agreement dated November 3, 1999 between ZDG
                 Holdings Inc. and Robert G. Landau.

          (10.2) Voting Agreement between ZDG Holdings Inc. and Brice Scheschuk dated October 21, 1999. (Incorporated by reference from Exhibit
                 4.1 of Form 8-K filed by Caldera Corporation for an event date of October 28, 1999.)

          (10.3) Voting Agreement between ZDG Holdings Inc. and Glen Akselrod dated October 21, 1999. (Incorporated by reference from Exhibit
                 4.2 of Form 8-K filed by Caldera Corporation for an event date of October 28, 1999.

          (10.4) Option Agreement between ZDG Holdings Inc. and Brice Scheschuk dated October 26, 1999 (Incorporated by reference from Exhibit
                 4.5 of Form 8-K filed by Caldera Corporation for an event date of October 28, 1999.)

          (10.5) Option Agreement between ZDG Holdings Inc. and Glen Akselrod dated October 26, 1999 (Incorporated by reference from Exhibit
                 4.6 of Form 8-K filed by Caldera Corporation for an event date of October 28, 1999.)

          (10.6) Note between Level Jump Financial Group, Inc. and Robert Landau dated October 28, 1999.


                                Page 7 of 9 Pages

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 12, 1999


                                      ZDG Holdings Inc.

                                     /s/ Robert G. Landau
                                     -------------------------------------------
                                     By: Robert G. Landau, Authorized Signatory


                                    /s/ Robert G. Landau
                                    --------------------------------------------
                                    Robert G. Landau, Authorized Signatory

                                Page 8 of 9 Pages